Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Silvercorp Metals Inc. (the "Company" or “Silvercorp”)
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of Material Change

April 26, 2020

Item 3.	News Release

A joint news release announcing the material change referred to in this report was disseminated by the Company and Guyana Goldfields Inc. (“Guyana”) on April 27, 2020 through Intrado (formerly Globenewswire) and subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

On April 26, 2020, Silvercorp and Guyana entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Silvercorp agreed to acquire all of the issued and outstanding shares of Guyana not already owned by Silvercorp by way of a court-approved plan of arrangement pursuant to the Canada Business Corporations Act (the “Arrangement”). Under the terms of the Arrangement, each holder (a “Shareholder”) of common shares of Guyana (each, a “Guyana Share”) will have the option to receive, for each Guyana Share held, C$0.60 in cash or 0.1195 of a Silvercorp common share (a “Silvercorp Share”) (valued at C$0.60 based on the volume weighted average price (“VWAP”) for Silvercorp Shares for the 20 trading days ended April 24, 2020), subject to a maximum cash consideration of C$33.2 million. If all Shareholders elect to receive cash, consideration for each Guyana Share will consist of C$0.20 in cash and 0.0796 of a Silvercorp Share (valued at C$0.40 based on the VWAP for Silvercorp Shares for the 20 trading days ended April 24, 2020). Upon completion of the Arrangement and assuming maximum cash consideration, Shareholders will own 7.1% of Silvercorp’s pro forma shares outstanding.

Item 5.	Full Description of Material Change

See the news release attached hereto.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Lon Shaver
Vice President
Phone: (604) 669-9397
investor@silvercorp.ca
www.silvercorp.ca

Item 9.	Date of Report

May 5, 2020

NEWS RELEASE
Trading Symbols:	TSX/NYSE AMERICAN: SVM
TSX: GUY

SILVERCORP METALS TO ACQUIRE GUYANA GOLDFIELDS CREATING
A DIVERSIFIED PRECIOUS METALS PRODUCER

VANCOUVER, British Columbia and Toronto, Ontario – April 27, 2020 – Silvercorp Metals Inc.

(“Silvercorp”) (TSX/NYSE American: SVM) and Guyana Goldfields Inc. (TSX: GUY) (“Guyana Goldfields”) are pleased to announce that they have entered into a definitive agreement (the “Arrangement Agreement”) whereby Silvercorp will acquire all of the issued and outstanding shares of Guyana Goldfields by way of a plan of arrangement under the Canada Business Corporations Act (the “Transaction”). The Transaction will create a diversified precious metals producer with two profitable underground silver mining operations in China and a gold mining operation in Guyana with a strong balance sheet to fund growth opportunities.

Under the terms of the Transaction, each holder of Guyana Goldfields shares will have the option to receive, for each Guyana Goldfields share held, C$0.60 in cash or 0.1195 of a Silvercorp common share (valued at C$0.60 based on the volume weighted average price for Silvercorp common shares for the 20 trading days ended April 24, 2020), subject to a maximum cash consideration of C$33.2 million. If all Guyana Goldfields shareholders elect to receive cash, consideration for each share will consist of C$0.20 in cash and 0.0796 of a Silvercorp common share (valued at C$0.40 based on the volume weighted average price for Silvercorp common shares for the 20 trading days ended April 24, 2020). Assuming the maximum cash consideration, existing Guyana Goldfields shareholders will own 7.1% of Silvercorp’s pro forma basic shares outstanding following the Transaction. The consideration of C$0.60 per share represents a 71% premium to the 20-day volume weighted average price of Guyana Goldfields as of the close of trading on April 24, 2020. The implied equity value of the Transaction is approximately C$105 million.

Concurrently with entering into the Arrangement Agreement, Silvercorp and Guyana Goldfields have also entered into a loan agreement, whereby Silvercorp will lend Guyana Goldfields up to US$15 million (the “Interim Loan Facility”) with a defined use of proceeds related to ongoing operations at the Aurora Underground Project, as well as for certain working capital and general corporate purposes.

Transaction Rationale

  Creates a leading precious metals producer: Combined company will benefit from enhanced strategic positioning and greater diversification, providing the opportunity for a significant re-rate upon the successful development of the Aurora Underground Project;

  Strong financial position: A strong balance sheet and a robust cash flow profile will provide the capital to develop the Aurora Underground Project and pursue further potential M&A opportunities;

  An attractive growth profile: Gold project pipeline includes the BYP gold project in China and the Aurora underground project in Guyana;

  Exploration upside: Ability to fund exploration programs to test numerous, high-priority brownfield and greenfield exploration targets within a 1,200 km2 land package hosted in the highly prospective Guiana Shield Greenstone Belt, providing an opportunity to unlock value from an underexplored land package;

  Significant pro-forma synergies: The combined company will benefit from the strong underground mining skill set of a proven management team and will have the ability to deliver efficiencies at the corporate level and leverage Guyana Goldfield’s deep experience and network in Guyana during a transition period, working towards near-term development; and

  Enhanced capital markets profile: Bolstering trading liquidity and shareholder base with a newly diversified asset portfolio, in addition to the recent inclusion of Silvercorp in major indices including the VanEck Gold Miners (GDX) and S&P/TSX Composite Index.

Rui Feng, Chairman and CEO of Silvercorp, stated:

“This transaction will create a new globally diversified precious metals producer with the addition of Aurora to our growing asset portfolio. We believe this is a rare opportunity to leverage our underground mining expertise and strong balance sheet to unlock value for all shareholders through the development of the Aurora Underground Project as well as aggressive exploration programs in a proven gold district.

We look forward to partnering with the Government of Guyana to make a successful entry into the region, leveraging Guyana Goldfield’s existing team and relationships to ensure a smooth transition and continued development that benefits all stakeholders.”

Alan Pangbourne, President and CEO of Guyana Goldfields stated:

“This transaction provides our shareholders with an immediate and significant upfront premium and exposure to a geographically diverse mid-tier precious metal company. With a strong operating history, solid balance sheet and significant underground experience, Silvercorp’s management team is well-positioned to fund and continue to advance the underground project at Aurora.”

Benefits for Guyana Goldfields Shareholders

  Exposure to an immediate premium, enhanced trading liquidity, and a significant re-rating opportunity;

  Reduces development risk given Silvercorp’s track record of operational excellence in underground mining over the last 15 years;

  Silvercorp’s balance sheet eliminates the funding risk associated with the Aurora Underground Project, providing access to Silvercorp’s strong balance sheet and financing options available to a larger company during these times of uncertain market conditions; and

  Provision of Interim Loan Facility to fund expenditures at the Aurora Underground Project during the period before closing of the Transaction.

Benefits for Silvercorp Shareholders

  Adds a gold development project to significantly increase Silvercorp’s precious metals production profile and exposure to gold;

  Re-rating opportunity due to enhanced scale, asset diversification, exploration upside, and a foothold in South America; and

  Cash and share transaction preserves cash, while minimizing dilution, in order to maintain a strong balance sheet that will enable the Company to weather current market conditions and pursue further growth opportunities.

Board of Directors’ Recommendations

The Arrangement Agreement has been unanimously approved by the Board of Directors of Guyana Goldfields who recommends that Guyana Goldfields shareholders vote in favour of the Transaction. The Board of Directors of Guyana Goldfields has received a fairness opinion from each of RBC Capital Markets and Stifel GMP, which state that the consideration to be received by Guyana Goldfields shareholders pursuant to the Transaction is fair from a financial point of view, to Guyana Goldfields shareholders (other than Silvercorp). The Arrangement Agreement has also been unanimously approved by the Board of Directors of Silvercorp.

Transaction Conditions and Timing

Full details of the Transaction will be included in the management information circular of Guyana Goldfields that is expected to be mailed to Guyana Goldfields’ shareholders by late May 2020. The Transaction will be effected by way of a court-approved plan of arrangement under the Canada Business Corporations Act and will be subject to the approval of 66T% of votes cast by shareholders of Guyana Goldfields at a special meeting of Guyana Goldfields shareholders expected to be held by the end of June 2020.

Directors and officers of Guyana Goldfields have entered into voting support agreements pursuant to which they have agreed to vote their common shares in favour of the Transaction. In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals including TSX and NYSE American approval and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement provides for, among other things customary board support and non-solicitation covenants, with “fiduciary out” provisions that allow Guyana Goldfields to accept a superior proposal, subject to a “right to match period” in favour of Silvercorp. The Arrangement Agreement also provides for a termination fee of C$3.65 million to be paid by Guyana Goldfields to Silvercorp if the Arrangement Agreement is terminated in certain specified circumstances, and reimbursement of expenses for Silvercorp if the Arrangement Agreement is terminated in certain other specified circumstances.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Management Team and Board of Directors

The combined entity will continue to have its headquarters in Vancouver and detailed integration plans will be finalized over the next few months.

Advisors and Counsel

Canaccord Genuity Corp. is acting as financial advisor to Silvercorp and McCarthy Tétrault LLP is acting as Silvercorp’s legal advisor.

RBC Capital Markets is acting as financial advisor to Guyana Goldfields and Fasken Martineau DuMoulin LLP is acting as Guyana Goldfield’s legal advisor.

Conference Call/Webcast

Management will host a joint conference call and webcast today, at 8:00 am Eastern Time / 5:00 am Pacific Time to provide further information. Participants are advised to dial in five minutes prior to the scheduled start time of the call. A presentation will be made available on both companies’ websites prior to the webcast. Webcast details:

Date:	April 27, 2020 at 8:00 am Eastern Time / 5:00 am Pacific Time

Toll-free:	Canada/USA	1-800-319-4610
	International	1-604-638-5340
	Hong Kong	800-930-470

	Conference ID	10009469

Webcast:	http://services.choruscall.ca/links/silvercorp20200427.html

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development.

About Guyana Goldfields

Guyana Goldfields Inc. is a Canadian based gold producer primarily focused on the exploration, development and operation of gold deposits in Guyana, South America.

For further information

Silvercorp Metals Inc.	Guyana Goldfields Inc.
Lon Shaver	Annie Sismanian
Vice President	Vice President, Corporate Finance & Investor
Phone: (604) 669-9397	Relations
Toll Free 1(888) 224-1881	Phone: (416) 933-5495
Email: investor@silvercorp.ca	Email: asismanian@guygold.com
Website: www.silvercorp.ca	Website: www.guygold.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2019 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.